

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2019

Ron Edmonds
Co-Controller
DowDuPont Inc.
c/o The Dow Chemical Company
2211 H.H. Dow Way
Midland, MI 48674

Jeanmarie Desmond
Co-Controller
DowDuPont Inc.
c/o E.I. du Pont de Nemours and Company
974 Centre Road
Wilmington, DE 19805

  Re: DowDuPont Inc.
    Form 10-K for the Year Ended December 31, 2017
    Filed February 15, 2018
    File No. 001-38196

Dear Mr. Edmonds:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing and
        Construction